SUB-ITEM 77C: Submission of matters to a vote of security holders.
(a) Pursuant to a Consent of Sole Shareholder of the International Frontier Fund dated December 15, 1999, ALPS Mutual Funds Services Inc., as sole shareholder, approved the following matters with regards to the International Frontier Fund: (i) the form, terms and provisions of Addendum No. 4 to the Advisory Agreement between Westcore Trust and Denver Investment Advisors LLC; and (ii) the selection of Deloitte & Touche LLP as the Westcore Trust's independent public accountants.